Law Offices of Thomas E. Puzzo, PLLC
3823 44th Ave. NE
Seattle, Washington 98105
Telephone: (206) 522-2256 / Facsimile: (206) 260-0111

Writer’s e-mail: tpuzzo@msn.com
Writer’s cell: (206) 412-6868

February 3, 2014

VIA EDGAR

Patrick Gilmore
Accounting Branch Chief
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:          The Pulse Network, Inc.
Amendment No. 3 to Form 10-K/A for the Fiscal Year Ended March 31, 2013
Filed February 4, 2014
File No. 000-54741

Dear Mr. Gilmore:

Pursuant to the staff’s comment letter dated January 31, 2014, we respectfully submit this letter on behalf of our client, the Pulse Network, Inc. a Nevada corporation (the “Company”).

Amendment No. 3 to the Company’s Form 10-K was filed with the Securities and Exchange Commission (the “Commission”) via EDGAR on February 4, 2014.

The staff’s comments are reproduced in bold italics in this letter, and the Company’s responses to the staff’s comments follow each staff comment. References to page numbers are made to the redlined Amendment No. 3 to the Form 10-K.

Item 9A. Controls and Procedures

Management’s Annual Report on Internal Control over Financial Reporting, page 16

1. We have reviewed the revisions to your report on internal control over financial reporting in response to prior comment 8; however, we note that the revisions did not appropriately address our prior comment. Please note that pursuant to Item 308(a)(3) of Regulation S-K, management’s conclusion on its assessment of the effectiveness of internal control over financial reporting is required as of the end of the most recent fiscal year. As previously requested, please revise the disclosure to state, if true, that as of March 31, 2013, management concluded that your internal control over financing reporting was not effective.

Company response: The Company has revised its disclosure on page 16 in compliance with this comment.

Please contact the undersigned with any questions or comments.

Very truly yours,

/s/ Thomas E. Puzzo

Thomas E. Puzzo